UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

301 E. Pine St.

Suite: 850

Orlando, Fl 32801

(Address, including zip code of principal executive office)

407-486-9234

(Issuer’s telephone number, including area code)

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from January 1, 2021 to June 30, 2021. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is a holding company with operating subsidiaries in the areas of commercial lending, real estate and real estate services, management and marketing. We provide secured lending to real estate developers and builders, business owners and entrepreneurs in select industries. Legion operates as a single segment business in multiple industries.

Our operating subsidiaries are:

●	Legion Lending Group, LLC. Legion Lending Group, through several single purpose entities, is a small business finance company that provides direct financing for small business and real estate developers and entrepreneur.

●	Legion Property Holdings, LLC (formerly Legion Development Group). Legion Property Holdings, LLC, through several single purpose entities, is a company that owns and holds interests in real estate and real estate developments. We partner with developers and builders to develop and build both commercial and residential real estate.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

During the next 12 months we plan to use our current cash, as well as additional capital procured through our capital sources, to grow our current lending, real estate services and development businesses both organically and through acquisition, to expand our business services such as title, marketing and management and for working capital.

Results of Operations

The following table summarizes our gross revenue, operating expenses, and net loss for the six months ended June 30, 2021 and June 30, 2020.

The table below sets forth line items from the Company’s unaudited consolidated Statements of Operations.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statements of Operations

(unaudited)

	For the Six Months Ended
	June 30, 2021	June 30, 2020
Revenue
Interest income	$1,319,850	$810,957
Participation fees	225,000	489,500
Other	120,200	11,760
	1,665,050	1,312,217

Expenses:
Selling expenses	(80,905)	(17,168)
Bad debt expense	-	(10,944
General and administrative expense	(766,333)	(795,478)
	(847,238)	(823,590)

Operating income (loss)	817,812	488,627

Other income (expense)
Interest expense	(804,422)	(672,606)

Net income (loss) from continuing operations	13,390	(183,979)

Less: Dividends on preferred membership units of subsidiary	(358,699)	(394,427)

Net Loss - common shareholders	$(345,309)	$(578,406)

Net loss per common share – continuing operations, basic and diluted	(0.02)	(0.04)
Net loss per common share – discontinued operations, basic and diluted	-	-)
Net loss per common share - basic and diluted	$(0.02)	$(0.04)

Weighted average shares outstanding - basic and diluted	16,464,093	16,402,159

See accompanying notes to unaudited condensed consolidated financial statements.

Six Months Ended June 30, 2021 compared with Six Months Ended June 30, 2020

Gross revenue: For the six-month period ended June 30, 2021, gross revenue was $1,665,050 compared to $1,312,217 for the six-month period ended June 30, 2020, an increase of $352,833. This increase was primarily due to the Company streamlining its operations to focus on its lending and related services business.

General and administrative: The consolidated general and administrative expenses decreased by $29,145 to $766,333 for the six months ended June 30, 2021, from $795,478 for the six months ended June 30, 2020. The decrease was primarily due to the Company streamlining its operations to focus on its lending and related services business.

Interest expense: The consolidated interest expense increased by $131,816 or 19.5% to $804,422 for the six months ended June 30, 2021, from $672,606 for the six months ended June 30, 2020. The increase is primarily due to the increase in the Company’s long-term debt.

Net income (loss): Net income was $13,390 for the six months ended June 30, 2021. The company recorded a net income compared to a net loss of $183,979 for the six months ended June 30, 2020. The decrease in net loss was primarily due to the Company streamlining its operations to focus on its lending and related services business.

Liquidity and Capital Resources

As of June 30, 2021, we had a cash balance of $4,964,113. During the six months ended June 30, 2021, we used approximately $942,357 in cash for operating activities, used $484,275 for investing activities., and were provided with approximately $5,101,151 through financing activities.

Our primary uses of cash were for expanding our lending business by making new and increased loans, marketing and working capital. The main source of cash was from private debt issuance. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	Continued expansion of our lending business by loaning out our capital on short and long-term illiquid transactions,

●	Addition of administrative and sales personnel as the business grows,

●	Increases in advertising, public relations and sales promotions as we expand operations,

●	An increase in working capital requirements,

●	The cost of being a public reporting company and the continued increase in costs due to governmental compliance activities.

We expect to finance our operations primarily through our existing cash, our operational revenues and any future financing. We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may employ. In general, we intend to pay debt service from operational cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from banks or other lenders, and additional debt and/or equity offerings. However, there is no assurance we will be able to obtain such capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Item 2. Other Information

None.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30, 2021	December 31, 2020
	(unaudited)
Assets
Current assets:
Cash	$4,964,113	$1,227,094
Other receivables	965,335	356,641
Business loans receivable, net	12,859,469	11,107,602
Prepaid expenses and other current assets	645,573	39,584

Total current assets	19,434,490	12,730,921

Property and equipment, net	12,767	14,818
Deferred offering costs	-	344,016
Investments	137,679	137,679
Assets held for sale	1,933,552	1,782,433
Business loans receivable, net	4,650,034	5,565,132

Total assets	$26,168,522	$20,574,999

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued expense	$730,495	$769,929
Notes payable	9,851,516	9,095,800

Total current liabilities	10,582,011	9,865,729

Notes payable, less current portion	11,756,836	10,461,145

Total liabilities	22,338,847	20,326,874

Shareholders’ equity
Preferred stock, $1,000 par value, 20,000 shares authorized and 4,578 and 341 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	4,578,000	341,000
Common stock, no par value, 100,000,000 shares authorized and 16,673,732 and 16,468,669 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	7,666,876	7,633,001
Deferred stock compensation	(314,188)	(314,188)
Additional paid in capital	983,188	983,188
Deficit	(15,657,984)	(14,968,659)

Legion Capital Corporation equity	(2,744,108)	(6,325,658)

Non-controlling interest - preferred stock of subsidiary	6,573,783	6,573,783

Total shareholders’ equity	3,829,675	248,125

Total liabilities and shareholders’ equity	$26,168,522	$20,574,999

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statements of Operations

(unaudited)

	For the Six Months Ended
	June 30, 2021	June 30, 2020
Revenue
Interest income	$1,319,850	$810,957
Participation fees	225,000	489,500
Other	120,200	11,760
	1,665,050	1,312,217

Expenses:
Selling expenses	(80,905)	(17,168)
Bad debt expense	-	(10,944
General and administrative expense	(766,333)	(795,478)
	(847,238)	(823,590)

Operating income (loss)	817,812	488,627

Other income (expense)
Interest expense	(804,422)	(672,606)

Net income (loss) from continuing operations	13,390	(183,979)

Less: Dividends on preferred membership units of subsidiary	(358,699)	(394,427)

Net Loss - common shareholders	$(345,309)	$(578,406)

Net loss per common share – continuing operations, basic and diluted	(0.02)	(0.04)

Net loss per common share - basic and diluted	$(0.02)	$(0.04)

Weighted average shares outstanding - basic and diluted	16,464,093	16,402,159

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(unaudited)

	$1,000 par value Preferred Stock		No par value Common Stock		Deferred Stock	Additional Paid-in		Non- controlling interest- preferred stock issued by
	Shares	Amount	Shares	Amount	Compensation	Capital	Deficit	subsidiary	Total
December 31, 2020	341	$341,000	16,468,669	$7,633,001	$(314,188)	$983,188	$(14,968,659)	$6,573,783	$248,125

Shares repurchased for cash			(9,471)	(13,452)	-	-	-	-	(13,452)

Shares issued for cash
Common Stock			214,534	109,827					109,827

Preferred Stock	4,237	4,237,000							4,237,000
Deferred Offering Costs		(344,016)							(344,016)
Shares issued in exchange for financing			(50,000)	(62,500)	-	-	-	-	(62,500)

Preferred membership units of subsidiary	-	-			-	-	-	(358,699)	(358,699)
Net Income	-	-			-	-	(345,309)	358,669	13,360

June 30, 2021	4,578	$4,578,000	16,673,732	$7,666,876	$(314,188)	$983,188	$(15,313,968)	$6,573,783	$3,829,675

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Six months ended June 30,
	2021	2020
Operating activities:
Net income (loss)	$13,390	$(183,979)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	2,051	1,825
Bad Debt Expense (Recoveries)	(7,403)	-

Change in operating assets and liabilities:
Other receivables	(609,622)	137,892
Prepaid expenses and other current assets	(150,220)	2,720
Accounts payable and accrued expenses	(39,434)	(24,854)
Assets Held for Sale	(151,119)	-

Net cash from operating activities	(942,357)	(66,396)

Investing activities:
Issuance of business loans	(6,946,015)	(2,081,018)
Repayments of business loans	6,461,740	1,501,886

Net cash from investing activities	(484,275)	(579,132)

Financing activities:
Proceeds from notes payable	5,778,750	2,141,407
Payments on notes payable	(4,266,761)	(1,010,000)
Proceeds issuance of preferred stock	4,237,000	45,000
Proceeds Issuance of common stock	109,827	-
Repurchase of common stock	(75,952)	(19,310)
Repurchase of preferred stock of subsidiary
Deferred offering costs	(323,014)	(207,695)
Preferred membership distributions - subsidiaries	(358,699)	(394,427)

Net cash from financing activities	5,101,151	554,975

Net increase (decrease) in cash	3,737,019	(90,553)

Cash-beginning	1,227,094	750,812

Cash-ending	$4,964,113	$660,259

Supplemental data:

Interest paid	$804,422	$672,606

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 1: BUSINESS

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is a holding company with operating subsidiaries in the areas of commercial lending, real estate and real estate services, management and marketing. We provide secured lending to real estate developers and builders, business owners and entrepreneurs in select industries. Legion operates as a single segment business in multiple industries.

Below is a list of our operating subsidiaries and activity:

●	Legion Lending Group, LLC. Legion Lending Group, through several single purpose entities, is a small business finance company that provides direct financing for small business and real estate developers and entrepreneurs.

●	Legion Property Holdings, LLC (formerly Legion Development Group, LLC). Legion Property Holdings, LLC, through several single purpose entities, is a company that owns and holds interests in real estate and real estate developments. We partner with developers and builders to develop and build both commercial and residential real estate.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	In January 2018, the Company formed Hilton Blockchain Systems, LLC for the purpose of providing certain educational programs related to digital currency. That business has been discontinued as of December 31, 2019.

●	In February 2018, the Company formed Legion Bellaviva, LLC for the purpose of financing a real estate development project in Central Florida. That business has been discontinued as of December 31, 2019.

●	In March 2018, the Company formed Legion Transportation Group, LLC to operate and manage an automotive dealership. That business has been sold and discontinued as of December 31, 2019.

●	In May 2018, the Company formed Legion Commercial Finance, LLC for the purpose of making loans to certain real estate development projects.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Legion Capital Corporation and its wholly-owned subsidiaries (collectively the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of consolidated financial position presented have been reflected herein.

Principles of Consolidation

For the year ended December 31, 2020, Legion Capital Corporation and its subsidiaries Legion Finance, LLC, Legion Lending Group, LLC, Legion Funding, LLC, Legion Title, LLC, Legion Select Holdings, LLC (renamed LL Select, LLC in 2020), Legion Commercial Finance, LLC, Legion Ajay, LLC, Legion Lake Mary I, LLC and 730 Harris Street, LLC, have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated in consolidation.

Reporting Segment

We are a holding company operating in one reportable segment, lending and related services within multiple industries. Every other aspect of our business is part of that core business.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of June 30, 2021, approximately $4,300,000 of cash was not covered by insurance.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Business Loans Receivable

In accordance with the guidance of ASC Topic 942, Financial Services - Depository and Lending, the Company reports loans and trade receivables not held for sale on the date of the consolidated financial statements at their outstanding principal balances, reduced by deferred origination and facilities fees and an allowance for loan losses. The allowance for loan losses was $7,403 and $2,463,596 as of June 30, 2021 and December 31, 2020.

The primary credit quality indicators are paired to changes in overall market/industry valuations as well as changes in more specific pledged collateral valuations to evaluate a performing and non-performing business loans receivable on an individual basis. Most portfolio loans are established with significant amounts of prepaid interest and are 1-2 years in duration. Business loans receivable are considered on non-accrual or past due status on an individual basis. When an asset or investment becomes distressed due to changes in industry valuation, business valuations and ability to generate cash flow or repay debt, each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring and/or liquidation, and at that time an estimated allowance is recorded.

The Company reviews each loan and updates its market analysis, appraisals and other valuation information and at the end of each accounting period the Company conducts a full review of all loans and their respective valuations internally.

The Company’s policy on our nonaccrual loans is as follows: (a) determine whether the principal balance of the loan will not be collectible; (b) if we deem the principal to be collectible (secured by collateral and/or guarantees), then the payment is first applied to late fees and other charges; (c) any amounts in excess of late fees and other charges are then applied to any interest that would be due and any remaining amount is applied to principal; (d) if the loan is deemed to not be collectible, then the payment is applied to principal.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Loans Receivable (Continued)

Prior to entering into an agreement to modify any of our loans, we conduct a review and analysis of the current status of the loan and underlying collateral to determine whether such loan should be considered a troubled asset prior to modification. As we are primarily an asset-based lender, the main factor we analyze is the current value of the underlying collateral and whether we still consider the loan to be collectable, in accordance with its terms presently and as modified. As a lender, we consider a modification to be a troubled debt restructuring if a material portion of the original principal of the loan is forgiven.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the expected useful lives of the related assets or the lease term.

Investments

The Company acquired two properties in exchange for forgiveness of our outstanding loan balance related to each such property. The properties acquired were measured and recorded at their fair value at the time of acquisition. Management reviewed comparable sales and other market data and factors to determine that the real estate was recorded at its fair value on the date of the acquisition.

Long-Lived Assets

The Company reviews long-lived assets (primarily comprised of property, equipment and leasehold improvements, and assets held for sale) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the fair value of the asset. As of June 30, 2021 and December 31, 2020 the Company did not recognize any impairment on its long-lived assets.

Revenue Recognition

The Company derives its revenue primarily from secured lending to real estate developers and builders, business owners and entrepreneurs in select industries. The main sources of revenues are, facility fees, due diligence fees, interest income, origination fees and participation fees.

The Company recognizes revenue from our loan business in accordance with ASC 310-20. The Company includes facility fees,

origination fees and due diligence fees as part of interest income and those fees are recognized and amortized over the life of the loan.

Effective January 1, 2019, the Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers - Topic 606, and all subsequent ASUs that modified ASC 606. The Company has elected to apply the standard to all prior periods presented utilizing the full retrospective approach. The implementation of the new standard had no material impact on the measurement or recognition of revenue of current and prior periods presented. Interest income revenue including facility fees, origination fees and due diligences fees are outside the scope of ASC 606. Our contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in our normal course of business. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers.

The Company recognizes revenue from participation fees under ASC 606. The Company recognizes participation fee revenue at a point in time. The Company generally invoices customers for participation fees at such time as the right to consideration becomes unconditional and the Company has no remaining performance obligations associated therewith

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

FASB ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, business loans receivable, investments, assets held for sale, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Bond issuance costs

Bond issuance costs are presented as a contra-liability within Notes payable, less current portion on the consolidated balance sheets. Bond issuance costs are amortized using the straight-line method over the term on the bonds (ranging from 1 to 3 years) and are included as interest expense in the accompanying consolidated statement of operations.

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718 Stock Compensation (ASC 718). The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock compensation expense that may materially impact our financial statements for each respective reporting period.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 “Accounting for Income Taxes,” which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earning (loss) Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased, when applicable, by dilutive common stock equivalents. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive

Reclassifications

We have reclassified certain prior period amounts in the consolidated financial statements to conform to the current period presentation.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825- 10), Recognition and Measurement of Financial Assets and Financial Liabilities. The provisions of the update require equity investments to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment. The update also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. It also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities, and eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost on the balance sheet. ASU No. 2016-01 requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. It also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The update requires separate presentation of financial assets and financial liabilities by category and form on the balance sheet or the accompanying notes to the financial statements. In addition, the update clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The adoption of this ASU did not have a material impact on the Company’s financial statements. The Company adopted ASU No. 2016-01 on the January 1, 2019.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), Conforming Amendments Related to Leases. This ASU amends the codification regarding leases in order to increase transparency and comparability. The ASU requires companies to recognize lease assets and liabilities on the balance sheet and disclose key information about leasing arrangements. A lessee would recognize a liability to make lease payments and a right-of-use asset representing its right to use the leased asset for the lease term. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2020. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements. The Company will adopt ASU No. 2016-02 on the December 31, 2021 financial statements and the interim periods during the year ending December 31, 2021.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (ex. loans and held to maturity securities), including certain off-balance sheet financial instruments (ex. commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating the ECL. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments will be applied through a modified retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently planning for the implementation of this accounting standard. It is too early to assess the impact this guidance will have on the Company’s financial statements. The Company will adopt ASU No. 2016-13 on the December 31, 2024 financial statements and the interim periods during the year ending December 31, 2024.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify the proper classification for certain cash receipts and cash payments, including clarification of debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, among others. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company adopted ASU No. 2016-01 on January 1, 2019.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is part of the FASB’s initiative to reduce complexity in accounting standards. The ASU eliminates certain exceptions to the general principles of ASC 740, Income Taxes, and simplifies income tax accounting in several areas. The standard is effective for fiscal periods beginning after December 15, 2020 with early adoption permitted. The Company early adopted this ASU as of January 1, 2020, and it did not have a material impact on its financial position, results of operations, cash flows, and disclosures.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 3: LIQUIDITY AND GOING CONCERN

The Company has sustained recurring losses and negative cash flows from operations. Over the past year, the Company’s operations have been funded, in part, through repayment of principal on outstanding Business Loans, as well as equity and debt financing. As of December 31, 2020, the Company had approximately $1,227,000 of unrestricted cash. As of June 30, 2021, the company has increased its cash and liquidity position through its Reg A offering, raising additional capital through the sale of its preferred stock. Cash on hand increased by $3,737,019 to $4,964,113. The Company continues to experience repayment of principal as its Business Loans monetize and mature and continues to obtain debt and equity financing, while trying to grow our portfolio of notes receivable and therefore believes that, as a result, it currently has sufficient cash, anticipated financing and projected income to meet its operating and funding requirements over the next year. However, the Company has experienced and continues to experience negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company plans to seek to obtain additional funding through a bank credit facility, public or private offerings, or private equity. There can be no assurance as to the availability, if any, or terms upon which such financing and capital might be available in the future.

NOTE 4: BUSINESS LOANS RECEIVABLE

Business loans receivable of $17,509,503 are secured, along with annual interest at rates from 6% to 25%, with maturity dates through December 31, 2022. The balance of the allowance for credit losses as of June 30, 2021 and December 31, 2020 was $7,403 and $2,463,596 respectively. The following table summarizes the maturity dates:

Business loans receivable due on or before June 30, 2021	$12,920,879
Business loans receivable due after June 30, 2021	4,650,034
Gross business loans receivable	17,570,913
Less deferred interest and origination fees	(54,007)
Less allowance for credit losses	(7,403)
$17,509,503

The following table presents (a) impaired loans with specific allowances and the amount of such allowances and (b) loans not impaired as of June 30, 2021:

	Investment Value	Specific Allowance

June 30, 2021
Notes receivable with specific allowances – individually evaluated	$0	$0
Notes receivable without specific allowances – individually evaluated	17,509,503	-
Total	$17,509,503	$0

The following table presents our credit quality indicators as of June 30, 2021:

Investment Value
Performing loans	$15,204,591

Non-performing loans	$2,304,912

Total impaired loans	$2,304,912

Management estimates the asset surrender value of impaired loans exceeds total amounts of outstanding principal of the impaired loans.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 5: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	June 30,	December 31,
	2021	2020
Furniture and equipment	$31,380	$31,380
Less accumulated depreciation	(18,613)	(16,562)

Property and equipment, net	$12,767	$14,818

Depreciation expense for the periods ended June 30, 2021 and December 31, 2020, was $2,051 and $3,111, respectively.

NOTE 6: OTHER RECEIVABLES

Other receivables as of June 30, 2021 were $966,263 consisting mainly of accrued interest and accrued fees charged on loans per the contract terms. Interest accrued on loans was $750,118 while accrued fees and other miscellaneous items equaled $216,145.

 NOTE 7: ASSET HELD FOR SALE

During 2019, the Company took ownership of a commercial parcel on which it had an outstanding business loan. The forgiven loan had an outstanding amount of $1,412,320 and at that time, the property was recorded as an investment with the value of $1,412,320. In July 2020, the Company entered into a sales agreement with a third party. The sales agreement is driven by total number of approved units per site plan, with a per unit sales price of $12,500. The Company anticipates the property to close within the next 12 months with an estimated net proceeds of 3,100,000.

In January 2019, the Company acquired a 2 acre parcel of commercial property in the Lake Nona area of Orlando, Florida, for the purchase price of $360,000. The Company, through a subsidiary, Legion Ajay, LLC, owns 51% of that property and has it listed for sale. In December of 2020, the Company estimated the market value of the property to be approximately $1,200,000.

NOTE 8: INVESTMENTS

During 2019, the Company took ownership of a commercial property on which it had an outstanding business loan receivable. The property is located in Sandersville, Georgia and has been recorded as an investment at the outstanding loan balance of $137,679. It is the Companies intention to evaluate the strategic benefit of holding this property as an investment, or reclassifying the property as an Asset held for Sale, potentially listing the property with a real estate agent. It is anticipated this evaluation will happen in 2021.

NOTE 9: NOTES PAYABLE

Unsecured notes

As of June 30, 2021 and December 31, 2020, the Company had unsecured Notes payable in the aggregate amount of $2,151,940 and 2,583,591 with interest at 7% to 12%, per annum for a period of 6 to 60 months. Additionally, one note is reduced by shares issued in exchange for cash.

Secured notes

As of June 30, 2021 and December 31, 2020, the Company had secured Notes payable in the aggregate amount of $12,003,871 and $14,301,244, respectively, with interest at 7% to 12%, per annum for a period of 6 to 60 months. These loans were secured by the underlying business loans receivable to the Company in the amount of $17,5509,503 and $19,291,172 for June 30, 2021 and December 31, 2020, respectively. The outstanding secured notes payable are always 100% collateralized by business loans receivable.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 9: NOTES PAYABLE (CONTINUED)

Other Loans - Paycheck Protection Program

As of June 30, 2021 the company had Loans Payable other in the amount of $382,592 which includes amounts received under the CARES Act Paycheck Protection Program. In May 2020 and February of 2021, the Company received loans in the amount of $159,200 and $148,392, respectfully, from the CARES Act Paycheck Protection Program (PPP). The loan has a 1% interest rate and a maturity date of May 18, 2022. The Company filed an application requesting forgiveness of the full loan amount and expects to have all but $16,000 forgiven.

Bonds

During 2020, the Company was approved by the SEC to issue bonds in one, two and three year terms. As of June 30, 2021, the Company had issued 156 bonds in the amount of $6,711,250 with unamortized bond issuance costs of $207,150, for net balance of $6,504,100.

Amortization expense of bond issuance costs was $82,984 for the period ended June 30, 2021.

The weighted average interest rate for our notes payable, broken down by current and long-term portion is:

Current Portion 2019: 8.8%

Long Term Portion 2019: 9.7%

Current Portion 2020: 7.8%

Long Term Portion 2020: 8.9

The aggregate maturity on the notes payable as of June 30, 2021 are as follows:

Next 12 Months	$9,851,516
2 Years	3,288,150
3 Years	4,736,135
Remaining portion thereafter	3,581,002
Total notes payable	21,456,803
Less current portion	(9,851,156)
Less unamortized bond issuance costs and deferred offering costs	(207,150)
Notes payable, long-term portion, net	$11,398,137

For the periods ended June 30, 2021 and December 31, 2020, total interest expense on these notes payable was $804,422 and $1,687,684, respectively.

NOTE 10: SHAREHOLDERS’ EQUITY

Common Stock

For the year ended December 31, 2020, the Company sold 74,112 shares of common stock and received $18,549. The Company also issued 50,000 shares at $1.25 in exchange for financing. In 2021, the company voided the financing transaction and redeemed 50,000 shares at $1.25 and issued 214,534 shares of common stock with proceeds of $109,827 while redeeming 9,471 shares of common stock for $13,452.

Preferred Stock

For the first six months ended June 30, 2021, the Company sold 4,237 shares of its $0 par Series “A” Redeemable Preferred Membership Units (“Preferred Stock”) at $1,000 per unit and received $4,237,000. The Preferred Stock redeemable by the Company under the terms of its offering documents on file with the SEC (“Offering Documents”). The Preferred Stock pays a 7.5% preferred dividend and Holders can request redemption of the Preferred Stock. Redemption by the Company is within the discretion of the Company and if granted is subject to a declining scale of redemption fees per the terms of the Offering Documents. Holders of the Preferred Stock are also entitled to receive, pro-rata to the other Holders, up to 6% of the annual profit in Legion Finance, LLC, a wholly owned subsidiary of the Company.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10: SHAREHOLDERS’ EQUITY (CONTINUED)

Noncontrolling Interest

Non-controlling interest represents preferred membership units issued by subsidiary in the amount of $6,573,783. The noncontrolling interests are presented as a component of equity and the proportionate share of net income (loss) attributed to the noncontrolling interests is recorded in results of operations.

NOTE 11: STOCK OPTIONS

In November 2017, the Company granted 3 million stock options that expire on December 27, 2027 to BGA Holdings, LLC (BGA)(managed by Joseph B. Hilton). 2 million of these options were immediately vested with the remaining 1 million not being vested until and unless a 3 year employment agreement is entered into by Mr. Hilton. The options have a strike price and term as follows:

Option 1: 500,000 at $1.75 per share, not vested, 10 year term

Option 2: 500,000 at $1.25 per share, not vested, 10 year term

Option 3: 2,000,000 at $1.00 per share, fully vested, 10 year term

The weighted-average grant-date fair value of options granted during the year ended December 31, 2017 was $0.94. The options to Mr. Hilton’s company were issued in consideration of cancellation of 2 million shares previously agreed to be issued to Mr. Hilton’s company.

On June 27, 2018, the Company entered into a “Purchase of Stock Options and Lock Up Agreement” with BGA, in which the Company repurchased 496,333 shares of Option #3 above for $100,000. As consideration for the repurchase, a 5-year lock up period was added to the remaining shares of Option #3, and all shares of Options 1 & 2. The lock up period commenced December 27, 2017, and expires December 26, 2022, and BGA may not sell the remaining options or the shares underlying the options earlier than June 30, 2023. However, if certain conditions are not met by the Company, up to 5% of the options held by BGA may be sold in any 12-month period, subsequent to December 27, 2020.

The fair value of the Company’s common stock option grants is estimated using a Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model and based on actual experience. The assumptions used in the Black-Scholes option pricing model could materially affect compensation expense recorded in future periods.

The following range of assumptions in the Black-Scholes option pricing model was used to determine fair value of the options issued in November of 2017 and on June 27, 2018:

Expected Dividend Yield—The Company has never paid dividends and does not expect to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the option’s expected term.

Expected Term—Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company’s assumptions about the expected term have been based on that of companies that have a similar industry, life cycle, revenue, and market capitalization and the historical data on employee exercises.

Expected Volatility—The expected volatility is based on the historical stock volatilities of several of the Company’s publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have a long trading history.

Forfeiture Rate—The Company has not experienced significant forfeiture activity on stock options. The Company determines the expected forfeiture rate of its stock option awards issued using the simplified method. The simplified method assumes each vesting tranche of the award has a term equal to the midpoint between when the award vests and when the award expires.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 11: STOCK OPTIONS (CONTINUED)

Each of the inputs discussed above is subjective and generally requires significant management judgment. The Company utilized the following inputs to calculate its options as of December 31, 2017, and June 27, 2018:

	Grant	Modification
	Date	Date
Volatility:	43%	35%
Expected terms (in years):	10	10
Risk Free Rate:	2.42%	2.83%

A summary of the option activity as of December 31, 2020 is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2019	2,503,067	$1.25	8 years
Vested at December 31, 2019	1,503,067	$1.25	8 years
Non-vested at December 31, 2019	1,000,000	$1.25	8 years
Outstanding at December 31, 2020	2,503,067	$1.25	7 years
Non-vested at December 31, 2020	1,000,000	$1.25	7 years
Vested at December 31, 2020	1,503,067	$1.25	7 years

Total stock compensation expense for the year ended December 31, 2020 and 2019 was $-0-.

NOTE 12: INCOME TAXES

The Company did not provide any Federal and State income tax for the years ended December 31, 2020 and 2019, due to the Company’s net losses.

Deferred tax assets and liabilities reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject a federal tax rate of 21% and a state tax rate of 5.5%.

 The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2020 and 2019:

	Year ended December 31
	2020	2019
Federal statutory rate	21.0%	21.0%
State statutory rate	4.3%	4.3%
Valuation allowance	(25.3)%	(25.3)%
Effective tax rate	0.0%	(0.0)%

As of December 31, 2020 and 2019, the Company had a deferred tax asset in the amount of $2,788,337 and $2,115,025, respectively. The Company had a valuation allowance of $2,788,337 and $2,118,025 as of December 31, 2020 and 2019, respectively. The valuation allowance increased by $670,312 and $114,746 during the years ended December 31, 2020 and 2019, respectively. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 12: INCOME TAXES (CONTINUED)

On December 22, 2017, the “Tax Cuts and Jobs Act” (the “Act”) was enacted. Under the provisions of the Act, the U.S. corporate tax rate decreased from 34% to 21% beginning in 2018. Accordingly, we have re-measured our deferred tax assets as of December 31, 2017. However, this re-measurement had no effect on the Company’s income tax expense as the Company provides a 100% valuation allowance on its deferred tax assets.

	June 30, 2021	December 31, 2020
Deferred taxes consist of:

Net Operating Loss Carryforward	$2,095,227	$2,095,227
Allowance for Doubtful Accounts	658,098	658,098
Cash Basis Tax Adjustments	35,012	35,012
Subtotal	2,788,337	2,788,337
Valuation allowance	(2,788,337)	(2,788,337)
Net deferred taxes	$-	$-

The Company’s net operating loss carry forward for income tax purposes as of December 31, 2020, was approximately $8,200,000 and may be offset against future taxable income through 2038. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. The Company recognized a minimal income for the period ended June 30, 2021 and recognizes no change in the deferred tax calculation from the prior year end.

Effective January 1, 2017, the Company adopted FASB guidance that addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The FASB also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2019 and 2018, the Company does not have a liability for unrecognized tax benefits.

NOTE 13: LEASES

For the year ended December 31, 2020 the Company leased its office under a month to month lease with a company controlled by the Company CEO, for monthly payments of $6,273 plus sales tax and parking costs. As of January 1, 2021 the Company is leasing the office directly from the building owner.

Rent expense for the above leases was $11,730 and $75,054 for the periods ended June 30, 2021 and December 31, 2020 , respectively. The reduction of rent expense in 2021 was related to the renewal of the lease and the negotiation of the forgiveness of rent due for January through April 2021.

NOTE 14: RELATED PARTY TRANSACTIONS

For the year ended December 31, 2020 the Company leased its office under a month to month lease with a company controlled by the Company CEO, for monthly payments of $6,273 plus sales tax and parking costs.

In 2019, Alpine Funding, LLC, a company owned by James Byrd and Shane Hackett, made a $150,000 loan to Legion Capital to participate as a co-lender in one of the Company’s mortgage loans. The loan was for 12 months with interest at 12% per annum and monthly payments of interest only; $100,000 of the $150,000 has been repaid and $50,000 remains outstanding at December 31, 2020.  Interest paid during the year ended December 31, 2020 and June 30, 2021 was $6,000and $3,000 respectfully.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 15: COMMITMENTS AND CONTINGENCIES

PPP Loans

In December 2020, the SBA issued an Interim Final Rule that provides information about the loan forgiveness requirements and review procedures applicable to PPP loans. Section V(1)(c) of the Interim Final Rule indicates that the SBA may audit any PPP loan at its discretion until the end of the required document retention period for the loan. For PPP loans of more than $150,000, the required document retention period ends six years after the date the SBA forgave the PPP loan or the borrower repaid the PPP loan in full. For PPP loans of $150,000 or less, the required document retention period for certain PPP loan requirements is three years, and for other requirements is four years, measured from the date the borrower submitted its loan forgiveness application. As explained in Section V(1)(b) of the Interim Final Rule, the SBA may review any or all of the following when auditing a PPP loan:

●	Whether the borrower qualified for the PPP loan.

●	Whether the PPP loan amount was appropriately calculated and the proceeds used for allowable purposes.

●	Whether the loan forgiveness amount was appropriately determined.

Legal Proceedings

The Company is not presently a party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and /or cash flows.

NOTE 16: CLIENT CONCENRATIONS

One lending relationship accounted for 46% of the Company’s revenue for the year ended December 31, 2020. The lending relationship had an outstanding balance on December 31, 2020 of $3,884,282 secured by real estate. The Company’s lending policy is to maintain 50% loan to value ratio at all times; meaning the outstanding principal to any singular borrower will not exceed 50% of the real estate value securing the loan. This customer was in full compliance with the Company’s lending policy during 2020.

NOTE 17: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for the periods ended:

	June 30, 2021	December 31, 2020
Cash paid for interest	$804,422	$1,255,900

Cash paid for income taxes	$-	$-

NOTE 18: SUBSEQUENT EVENTS – CAPITAL RAISED

Subsequent to June 30, 2021, the Company has cumulatively issued approximately $12,908,000 of Series A Corporate Bonds and Series A Redeemable Preferred Membership Units (“Redeemable Preferred Stock” or “Shares”) by way of sale through an Independent Broker Dealer and Registered Investment Advisor network.

Bonds and Shares are offered pursuant to the terms of the Company’s $40,000,000 Form 1-A Regulation A+ Offering Circular, dated February 19, 2020, and its exhibits as filed with and qualified by the Securities and Exchange Commission (the “SEC”) on February 26, 2020 and the Form 1-A Post Qualification Offering Circular filed with the SEC on March 20, 2020, as further amended on May 14, 2020 and qualified again by the SEC on May 18, 2020, as further amended on May 29, 2020 and again qualified by the SEC on June 11, 2020, and as further amended on March 3, 2021 and again qualified by the SEC on March 24, 2021. Sequence Financial Specialists LLC is serving as managing Broker Dealer for the offering.

The subsequent $12,908,446 of securities issued brings the total issuances under the Company’s $40,000,000 Form 1-A Offering Circular to approximately $24,406,696.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
2.3	ByLaws (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief, and has duly signed this Form 1-SA in Orlando, Florida on September 28, 2021.

Legion Capital Corporation

By:	/s/ Douglas S. Hackett
Douglas S. Hackett
Director

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas S. Hackett	Director	September 28, 2021
Douglas S. Hackett

/s/ James Byrd, Jr.	Chairman, CEO, Co-Chief Financial and	September 28, 2021
James Byrd, Jr.	Co-Chief Accounting Officer

/s/ Paul Carrazzone	President, Director and Co-Chief Financial	September 28, 2021
Paul Carrazzone	and Co-Chief Accounting Officer